FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice to AGM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 24, 2012	By:	/s/ Ms. Shanthi Venkatesan
		Name:	Ms. Shanthi Venkatesan
		Title:	Deputy General Manager

Item 1

NOTICE is hereby given that the Eighteenth Annual General Meeting of the Members of ICICI Bank Limited (the Bank/ Company) will be held on Monday, June 25, 2012 at 12.15 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, to transact the following business:

ORDINARY BUSINESS

1.
To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2012 and Balance Sheet as at that date together with the Reports of the Directors and the Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. Homi Khusrokhan, who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a director in place of Mr. V. Sridar, who retires by rotation and, being eligible, offers himself for re-appointment.

6.	To appoint a director in place of Mr. N. S. Kannan, who retires by rotation and, being eligible, offers himself for re-appointment.

7.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Sections 224, 225 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, S. R. Batliboi & Co., Chartered Accountants (registration No. 301003E), be appointed as statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2013.

8.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their terms and conditions of appointment and remuneration, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the branches/offices in India and abroad for the year ending March 31, 2013.

SPECIAL BUSINESS

9.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Dr. Swati Piramal in respect of whom the Company has received notices in writing along with deposits of Rs. 500 each, from two Members proposing her as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company.

10.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, consent of the Members of the Company be and is hereby accorded for revision in the remuneration payable to Ms. Chanda Kochhar, Managing Director & CEO effective April 1, 2012 as follows:

Ms. Chanda Kochhar shall be eligible to receive a Supplementary Allowance of Rs. 870,862 per month.

RESOLVED further that other terms and conditions relating to remuneration of Ms. Chanda Kochhar shall remain unchanged.

11.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, consent of the Members of the Company be and is hereby accorded for revision in the remuneration payable to Mr. N. S. Kannan, Executive Director & CFO effective April 1, 2012 as follows:

Mr. N. S. Kannan shall be eligible to receive a Supplementary Allowance of Rs. 596,037 per month.

RESOLVED further that other terms and conditions relating to remuneration of Mr. N. S. Kannan shall remain unchanged.

12.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, consent of the Members of the Company be and is hereby accorded for revision in the remuneration payable to Mr. K. Ramkumar, Executive Director effective April 1, 2012 as follows:

Mr. K. Ramkumar shall be eligible to receive a Supplementary Allowance of Rs. 596,037 per month.

RESOLVED further that other terms and conditions relating to remuneration of Mr. K. Ramkumar shall remain unchanged.

13.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that subject to the applicable provisions of the Companies Act, 1956, the Banking Regulation Act, 1949 and the provisions of the Articles of Association of the Company, and subject to the approval of Reserve Bank of India, consent of the Members of the Company be and is hereby accorded for revision in the remuneration payable to Mr. Rajiv Sabharwal, Executive Director effective April 1, 2012 as follows:

Mr. Rajiv Sabharwal shall be eligible to receive a Supplementary Allowance of Rs. 576,713 per month.

RESOLVED further that other terms and conditions relating to remuneration of Mr. Rajiv Sabharwal shall remain unchanged.

14.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that pursuant to the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment(s) thereto or re-enactment thereof), and in accordance with the provisions of the Memorandum and Articles of Association of ICICI Bank Limited (the Bank/Company) and the regulations/ guidelines prescribed by Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions as may be required and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Bank (hereinafter referred to as “the Board”, which term shall be deemed to include any Committee(s) constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Bank, to create, offer, issue and allot, to or for the benefit of such person(s) as are in the permanent employment and the Directors (including the wholetime Directors) of the Bank, at any time, equity shares of the Bank and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity-linked securities, and/or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate (including any equity shares issued pursuant to the Resolution at Item No. 15 of the Notice), ten percent of the aggregate of the number of issued equity shares of the Bank, from time to time, on the date(s) of the grant of option(s) under the ICICI Bank Employees Stock Option Scheme (ESOS), as placed at the Meeting.

RESOLVED further that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Bank.

RESOLVED further that for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, the Board be and is hereby authorised on behalf of the Bank to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Bank to settle all questions, difficulties or doubts that may arise in regard to such creation, offer, issue(s) or allotment(s) (including to amend or modify any of the terms of such creation, issue, offer or allotment), as it may, in its absolute discretion, deem fit without being required to seek any further consent or approval of the Members, and that the Members shall be and are hereby deemed to have given their approval thereto expressly by authority of this Resolution.

RESOLVED further that the Board be and is hereby authorised to vary or modify the terms of ESOS in accordance with any guidelines or regulations that may be issued, from time to time, by any appropriate authority unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including the wholetime Directors).

RESOLVED further that the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or any one or more of the wholetime Directors of the Bank.

15.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that pursuant to the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment(s) thereto or re-enactment(s) thereof), and in accordance with the provisions of the Memorandum and Articles of Association of ICICI Bank Limited (the Bank/Company) and the regulations/ guidelines, prescribed by Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions as may be required and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Bank (hereinafter referred to as “the Board”, which term shall be deemed to include any Committee(s) constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Bank, to create, offer, issue and allot, to or for the benefit of such person(s) as are in the permanent employment and the Directors (including the wholetime Directors) of a subsidiary Company and a holding Company of the Bank, at any time, equity shares of the Bank and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity-linked securities, and/or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate (including any equity shares issued pursuant to the Resolution at Item No. 14 of the Notice), ten percent of the aggregate of the number of issued equity shares of the Bank, from time to time, on the date(s) of the grant of option(s) under the ICICI Bank Employees Stock Option Scheme (ESOS), as placed at the Meeting.

RESOLVED further that subject to terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Bank.

RESOLVED further that for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, the Board be and is hereby authorised on behalf of the Bank to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Bank to settle all questions, difficulties or doubts that may arise in regard to such creation, issue, offer or allotment (including to amend or modify any of the terms of such creation, offer, issue or allotment), as it may, in its absolute discretion, deem fit without being required to seek any further consent or approval of the Members, and that the Members shall be and are hereby deemed to have given their approval thereto expressly by authority of this Resolution.

RESOLVED further that the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or any one or more of the wholetime Directors of the Bank.

NOTES:

a.	The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of Item Nos. 9 to 15 set out in the Notice is annexed hereto.

b.
A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c.
Members are requested to note that the Company’s equity shares are under compulsory demat trading for all investors, subject to the provisions of SEBI Circular No.21/99 dated July 8, 1999. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

d.
The Register of Members and the Share Transfer Books of the Company will remain closed from June 2, 2012 to June 25, 2012 (both days inclusive). Dividend for the year ended March 31, 2012, at the rate of Rs. 16.50 per fully paid-up equity share, if declared at the Meeting, will be paid on and from Tuesday, June 26, 2012:

(i)
to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Monday, June 25, 2012 after giving effect to all valid transfers in physical form lodged on or before Friday, June 1, 2012 with the Company and/or its Registrar and Transfer Agent; and

(ii)
in respect of shares held in electronic form, to all beneficial owners as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Friday, June 1, 2012.

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company upto June 1, 2012 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2012, if declared at the Meeting.

e.
Members holding shares in physical form are requested to immediately notify change in their address, to the Registrar and Transfer Agent of the Company, viz. 3i lnfotech Limited, International Infotech Park, Tower 5, 3rd Floor, Vashi Railway Station Complex, Vashi, Navi Mumbai 400 703, quoting their Folio Number(s).

In order to avoid fraudulent encashment of dividend warrants, Members holding shares in physical form are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before Friday, June 1, 2012 a Bank Mandate (providing details of name and address of banker, branch, PIN code and particulars of the bank account) or changes therein, if not provided earlier, under the signature of the Sole/First holder quoting their Folio Number. This information will be printed on the dividend warrants. Members may also avail of the Electronic Clearing Service (ECS) mandate facility provided by the Company.

f.
Members holding shares in dematerialised mode are requested to intimate all changes pertaining to their bank details, ECS mandates, email addresses, nominations, power of attorney, change of address/name etc. to their Depository Participant (DP) only and not to the Company or its Registrar and Transfer Agent. Any such changes effected by the DPs will automatically reflect in the Company’s subsequent records.

g.
Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amounts of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company, erstwhile The Sangli Bank Limited and erstwhile The Bank of Rajasthan Limited are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts. Therefore, the amount of unclaimed dividend upto the financial year ended March 31, 2004 has been transferred and for the financial year ended March 31, 2005 would be transferred to the IEPF. As such, Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2005 and/or subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

h.	Members may avail of the nomination facility as provided under Section 109A of the Companies Act, 1956.

i.
Pursuant to the requirements on corporate governance under Clause 49 of listing agreements entered into with stock exchanges, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

j.	The annual report of the Company circulated to the Members of the Company, will be made available on the Company’s website at www.icicibank.com.

k.
Members desirous of getting any information about the accounts and/or operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

l.
All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof up to the date of the Meeting.

m.
The Bank has implemented the ‘Green Initiative’ circulars issued by Ministry of Corporate Affairs (MCA) vide their Circular Nos.17/2011 and 18/2011 dated April 21, 2011 and April 29, 2011 respectively and effected electronic delivery of Notice of Annual General Meeting and Annual Report for the year ended March 31, 2011 to those shareholders whose email ids were registered with the respective Depository Participants and downloaded from the depositories viz. National Securities Depository Limited (NSDL)/Central Depository Services (India) Limited (CDSL). Securities and Exchange Board of India (SEBI) have also in line with the MCA circulars and as provided in Clause 32 of the Listing Agreement executed with the stock exchanges, permitted listed entities to supply soft copies of full annual reports to all those shareholders who have registered their email addresses for the purpose. In terms of the Circular No. NSDL/CIR/II/10/2012 dated March 9, 2012 issued by National Securities Depository Limited, email addresses made available by the Depository for your respective Depository Participant accounts as part of the beneficiary position downloaded from the Depositories from time to time will be deemed to be your registered email address for serving notices/documents including those covered under Section 219 of the Companies Act, 1956 read with Section 53 of the Companies Act, 1956. In light of the requirements prescribed by the aforesaid circulars, for those shareholders whose Depository Participant accounts do not contain the details of their email address, printed copies of the Notice of Annual General Meeting and Annual Report for the year ended March 31, 2012 would be despatched. The Notice of Annual General Meeting and the copies of audited financial statements, directors’ report, auditors’ report etc. will also be displayed on the website www.icicibank.com of the Bank and the other requirements of the aforesaid MCA circulars will be duly complied with. Members holding shares in electronic mode are therefore requested to ensure to keep their email addresses updated with the Depository Participants. Members holding shares in physical mode are also requested to update their email addresses by writing to the Registrar and Transfer Agent of the Company at the address mentioned in (e) above quoting their folio number(s).

By Order of the Board

Sandeep Batra
Group Compliance Officer

& Company Secretary

Mumbai, May 14, 2012

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051

EXPLANATORY STATEMENT UNDER SECTION 173(2) OF THE COMPANIES ACT, 1956

Item No. 9

Dr. Swati Piramal has been appointed as an additional Director effective January 31, 2012 pursuant to Section 260 of the Companies Act, 1956, read with Article 135 of the Articles of Association of the Company, and holds office up to the date of the Eighteenth Annual General Meeting of the Company as provided under the said Article but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with deposits of Rs. 500 each, from two Members signifying their intention to propose the candidature of Dr. Swati Piramal for the office of Director.

The Directors recommend the adoption of the Resolution at Item No. 9 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 9 of the Notice except Dr. Swati Piramal.

Item Nos. 10 to 13

The Members of the Company vide Resolution passed at the Annual General Meeting on June 27, 2011 had approved the revision and merger of the cash allowances paid to the wholetime Directors in the form of leave travel allowance, house rent allowance and medical reimbursement under one head viz. Supplementary Allowance effective April 1, 2011 subject to the approval of Reserve Bank of India (RBI). The Members accordingly had approved the payment of Supplementary Allowance of Rs. 700,000 per month to Ms. Chanda Kochhar, Managing Director & CEO, Supplementary Allowances of Rs. 480,000 per month each to Mr. N. S. Kannan, Executive Director & CFO and Mr. K. Ramkumar, Executive Director and a Supplementary Allowance of Rs. 465,000 per month to Mr. Rajiv Sabharwal, Executive Director. Approval of the Reserve Bank of India for payment of the aforesaid Supplementary Allowances was received vide its letter dated August 11, 2011.

The Board of Directors, at its Meeting held on April 27, 2012, decided that Supplementary Allowances being paid to Ms. Chanda Kochhar, Managing Director & CEO, Mr. N. S. Kannan, Executive Director & CFO, Mr. K. Ramkumar, Executive Director and Mr. Rajiv Sabharwal, Executive Director be revised to Rs. 870,862, Rs. 596,037, Rs. 596,037 and Rs. 576,713 per month respectively subject to the approval of Members of the Company and Reserve Bank of India. The revision of Supplementary Allowance is in line with the comparators among the Indian private sector banks. The above remuneration is within the limits prescribed by the applicable provisions of the Companies Act, 1956. An abstract of the above mentioned variation in the remuneration as required under Section 302 of the Companies Act, 1956 was sent to the Members of the Company vide Circular dated May 4, 2012. The other components of remuneration and other terms and conditions relating to remuneration as approved by the Members earlier remain the same.

The Directors recommend the adoption of the Resolutions at Item Nos. 10 to 13 of the Notice.

No Director is in any way concerned or interested in the Resolutions at Item Nos. 10 to 13 of the Notice except Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal to the extent of revision in their respective remuneration.

Item Nos. 14 and 15

ICICI Bank’s Employee Stock Option Scheme (ESOS) aims at achieving the twin objectives of (i) aligning employee interest to that of the shareholders; and (ii) retention of talent. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation.

The Bank has up to April 27, 2012 granted 57,094,191 stock options to the eligible employees (as defined below) from time to time aggregating to 4.95% of the issued equity share capital of the Bank at April 27, 2012. In view of the same and the benefits of stock option grants as a compensation tool outlined above, it is felt necessary to enhance the quantum of stock options available under the stock option pool.

In view of the above, the Board Governance, Remuneration & Nomination Committee (the Committee) at its Meeting held on April 27, 2012 recommended that the maximum number of equity shares of the Bank that can be created, offered, issued and allotted pursuant to the options granted under ESOS should not exceed ten percent of the aggregate of the number of issued equity shares of the Bank, from time to time, on the date(s) of the grant of option(s) under ESOS. The Board of Directors at its Meeting held on April 27, 2012 accepted the recommendation of the Committee and decided to seek the approval of the Members for the same. The enhancement of the stock option pool upto ten percent of aggregate of the number of issued equity shares of the Bank is in line with other large Indian private sector banks.

The salient features of the scheme are set out below:

Total number of options/shares that could be issued under ESOS:

Upto ten per cent of the aggregate of the number of issued equity shares of the Bank, from time to time, on the date(s) of grant of option(s) to eligible employee [being permanent employee or a Director of the Bank or its subsidiary or holding Company, if any].

The options which lapse/expire or are forfeited will be available for grant to eligible employee.

Grant Date: The date of the Meeting of the Board/Committee approving the grant of option(s).

Identification of classes of employees entitled to participate in the Scheme:

1.	Persons as are in the permanent employment of the Bank, its subsidiary Companies and its holding Company, if any, at any time in the grade of Manager I (or its equivalent grade) and in higher grades.

2.	Directors (including wholetime Directors) of the Bank, its subsidiary Companies and its holding Company, if any, at any time.

The Company does not have any holding company at present.

Vesting, requirements of vesting and maximum period of vesting:

The options granted to the eligible employee may vest at one time or at various points of time as the Board/Committee may determine, from the Grant Date provided however there shall be a minimum period of one year between the grant of options and vesting of options.

The options may vest in tranches subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the employees/Directors and their continued employment with the Company/its subsidiary Companies/its holding Company, as the case may be, unless such employment is discontinued on account of death, permanent/total disability or on retirement.

If the eligible employee voluntarily terminates employment with the Company/its subsidiary Companies/its holding Company as the case may be, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the eligible employee who has resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by erstwhile ICICI Limited or the Company or its subsidiary companies or its holding company. If the employment of the eligible employee is terminated due to death, retirement (including pursuant to any early/voluntary retirement scheme) or permanent disability, the vested option shall be exercised by payment of exercise price in full at such time as may be notified during the exercise period.

Exercise Price:

The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company’s equity shares on the date prior to the date of the Meeting of the Board/Committee at which options are granted or at such price as the Board/Committee may determine on the date(s) of grant of option(s) in accordance with the regulations and guidelines prescribed by Securities and Exchange Board of India or other appropriate authority, from time to time.

Exercise period and process of exercise:

The Exercise period shall commence from the date of vesting of Options and expire at the end of five years from the date of vesting or ten years from the Grant Date whichever is later.

The option would be exercisable by submitting the requisite application form/exercise notice to the Bank or such other person as the Bank may prescribe, subject to condition for payment of exercise price in the manner prescribed by the Board/Committee.

Appraisal process:

The Board/Committee shall determine the eligibility criteria for the employees and the Directors (including wholetime Directors) under ESOS based on evaluation of the employees/Directors on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate:

The maximum number of options granted to any eligible employee in a year will not exceed 0.05% of the issued equity shares of the Bank at the time of grant of options and the aggregate of all such Options granted to the eligible employees shall not exceed ten percent of the aggregate of the number of issued equity shares of the Bank, from time to time, on the date(s) of grant of option(s)

Disclosures and accounting policies:

The Bank shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation:

The Bank follows the intrinsic value method for computing the compensation cost, if any, for the options granted. The difference between the compensation cost so calculated and compensation cost that would have been recognised if the Bank had used fair value method and its impact on the profits and earnings per share is disclosed in the Directors’ Report. The fair value is determined using the Black-Scholes model.

In terms of the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 as amended from time to time, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS, not exceeding in aggregate, ten percent of the number of issued equity shares of the Bank, from time to time, as on the date(s) of grant of option(s) under ESOS. The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including wholetime Directors).

The Directors recommend the adoption of the Resolutions at Item Nos. 14 & 15 of the Notice.

All the Directors are interested in the Resolutions at Item Nos. 14 & 15 of the Notice to the extent of the benefit they may derive under ESOS.

By Order of the Board

Sandeep Batra
Group Compliance Officer

& Company Secretary

Mumbai, May 14, 2012

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051

Pursuant to Clause 49 of the listing agreements with the stock exchanges, following information is furnished about the Directors proposed to be appointed/re-appointed

1.
Mr. Homi Khusrokhan was first appointed on the Board of ICICI Bank Limited effective January 21, 2010. He held office as the Managing Director of Tata Chemicals Limited, Tata Tea Limited, Glaxo India Limited & Burroughs Wellcome India Limited. He retired as the Managing Director of Tata Chemicals Limited in 2008. He has around 42 years experience of working in large Corporate Organisations in India and UK. He has experience and expertise in agriculture related business, international business and mergers & acquisitions. He has twice chaired the Bombay Chamber of Commerce’s Agricorp Conference which is held once every 2 years. Mr. Khusrokhan holds 500 shares of the Company, jointly with relatives at May 4, 2012.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Fulford (India) Limited
Rallis India Limited
Samson Maritime Limited
Tata AIG Life Insurance Company
Limited
Advinus Therapeutics Private Limited
LIC Nomura Mutual Fund Trustee
Company Private Limited
Novalead Pharma Private Limited

ICICI Bank Limited
Audit Committee, Alternate Chairman
Board Governance, Remuneration & Nomination Committee
Credit Committee
Fraud Monitoring Committee
Information Technology Strategy Committee, Chairman
Share Transfer & Shareholders’/Investors’ Grievance Committee, Chairman

Rallis India Limited
Audit Committee

Fulford (India) Limited
Audit Committee, Chairman

Tata AIG Life Insurance Company Limited
Audit Committee
Policy Holder Protection Committee

Advinus Therapeutics Private Limited
Audit Committee, Chairman
Remuneration Committee, Chairman

Samson Maritime Limited
Audit Committee
Remuneration Committee

LIC Nomura Mutual Fund Trustee Company Private Limited
Audit Committee

2.
Mr. V. Sridar was first appointed on the Board of ICICI Bank Limited effective January 21, 2010. He is a Chartered Accountant and has 38 years of post qualification experience in the field of Accounting, Banking and Finance. He qualified as a Chartered Accountant in November 1973 and joined Union Bank of India in 1975. He served in almost all the departments at Union Bank and held several senior level positions till December 2000 after which he was elevated as Executive Director of UCO Bank. He was again elevated in December 2002 as Chairman and Managing Director of National Housing Bank. In November 2004, his services were transferred as Chairman & Managing Director of UCO Bank from where he retired in July 2007. Mr. V. Sridar did not hold any shares of the Company at May 4, 2012.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Lanco Tanjore Power Company Limited
Hindusthan National Glass &
Industries Limited
Lanco Vidarbha Thermal Power
Limited
Ponni Sugars (Erode) Limited
Sarda Metals & Alloys Limited
Securities Trading Corporation of
India Limited
Seshasayee Paper & Boards Limited
STCI Primary Dealer Limited
Aadhar Housing Finance Private
Limited
Morpheus Capital Advisors Private
Limited
SPB Papers Limited
IDFC AMC Trustee Company Limited
SICOM Limited

ICICI Bank Limited
Audit Committee
Customer Service Committee
Fraud Monitoring Committee, Chairman
Risk Committee
Share Transfer & Shareholders’/Investors’ Grievance Committee

Ponni Sugars (Erode) Limited
Audit Committee, Chairman
Remuneration Committee

Lanco Tanjore Power Company Limited
Audit Committee, Chairman

Securities Trading Corporation of India Limited
Audit Committee
Credit & Investment Committee
H R Committee

STCI Primary Dealer Limited
Audit Committee

Seshasayee Paper & Boards Limited
Audit Committee
Remuneration Committee

Lanco Vidarbha Thermal Power Company Limited
Audit Committee, Chairman
Remuneration Committee, Chairman

Sarda Metals & Alloys Limited
Audit Committee, Chairman

Hindusthan National Glass & Industries Limited
Audit Committee

Aadhar Housing Finance Private Limited
Audit Committee, Chairman

3.
Mr. N. S. Kannan is the Executive Director and Chief Financial Officer of ICICI Bank and his responsibilities include Finance, Treasury, Commercial Banking, Corporate Legal, Risk Management, Corporate Communications and Corporate Branding. He also has the responsibility for day to day administration of the Compliance and Internal Audit functions.

Prior to his current assignment at ICICI Bank, Mr. Kannan was the Executive Director of ICICI Prudential Life Insurance Company Limited. He was responsible for the Corporate Centre including the Finance & Accounts functions, Investor/analyst relations, Investment Management, Corporate Strategy, Corporate Communications and Human Resources. Prior to ICICI Prudential Life Insurance Company Limited, Mr. Kannan was the Chief Financial Officer and Treasurer of ICICI Bank.

Mr. Kannan has been with the ICICI group for over 21 years. He joined the group as a project officer. During his tenure at the ICICI group he has also handled project finance operations, infrastructure financing, structured finance and treasury operations.

Mr. Kannan is a postgraduate in management from the Indian Institute of Management, Bangalore with a gold medal for best all-round performance. He is also a Chartered Financial Analyst from the Institute of Chartered Financial Analysts of India and an Honours graduate in Mechanical Engineering.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

ICICI Bank Eurasia Limited Liability	ICICI Bank Limited
Company	Asset Liability Management Committee, Chairman
ICICI Bank UK Plc.	Committee of Executive Directors
ICICI Lombard General Insurance	Committee of Senior Management
Company Limited	Committee for Identification of Wilful Defaulters
ICICI Prudential Asset Management	Grievance Redressal Committee for Borrowers Identified as Wilful Defaulters
Company Limited	Share Transfer & Shareholders’/Investors’ Grievance Committee
ICICI Prudential Life Insurance
Company Limited	ICICI Securities Primary Dealership Limited
ICICI Securities Primary Dealership	Audit Committee
Limited	Nomination Committee
Governance Committee
ICICI Prudential Life Insurance Company Limited
Board Investment Committee
Board Risk Management Committee
ICICI Lombard General Insurance Company Limited
Investment Committee
ICICI Prudential Asset Management Company Limited
Investment Committee
ICICI Bank Eurasia Limited Liability Company
Audit Committee, Chairman
Risk and Credit Committee, Chairman
Governance Committee
ICICI Bank UK Plc.
Board Governance Committee

4.
Dr. Swati Piramal is the Director-Strategic Alliances and Communications in Piramal Healthcare Limited. Dr. Piramal completed her M.B.B.S. from the University of Mumbai, and holds a Masters Degree in Public Health from Harvard. She is the first woman to be elected President of The Associated Chambers of Commerce & Industry in India (ASSOCHAM). She was conferred the Padma Shri by the President of India on April 4, 2012. Dr. Piramal did not hold any shares of the Company at May 4, 2012.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Adelwise Investments Private Limited	Allergan India Private Limited
Akshar Fincom Private Limited	Audit Committee
Allergan India Private Limited
Alpex Holdings Private Limited	Piramal Estates Private Limited
Cavaal Fininvest Private Limited	Audit Committee
India Venture Advisors Private Limited
Nestle India Limited
PEL Management Services
Private Limited
Piramal Corporate Services Limited
Piramal Estates Private Limited
Piramal Glass Limited
Piramal Healthcare Limited
Piramal Healthcare (Canada) Limited
Piramal Life Sciences (UK) Limited
Piramal Management Services
Private Limited
Propiedades Realties Private Limited
Vulcan Investments Private Limited

By Order of the Board
Sandeep Batra
Group Compliance Officer
& Company Secretary
Mumbai, May 14, 2012
Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051